

January 21, 2025

Lei Wang
Chief Executive Officer
Guardforce AI Co., Ltd.
10 Anson Road, #28-01 International Plaza
Singapore 079903

> **Re: Guardforce AI Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed January 14, 2025**
> **File No. 333-284261**

Dear Lei Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis Bevilacqua